CON-SPACE
COMMUNICATIONS LTD.

*Safety in Communication*®



January 21, 2002

**NEWS RELEASE**

News Release 02-001
Canadian Venture Exchange
Trading Symbol CDNX: **CCB**
US SEC Exemption No. 82-3378

# CON-SPACE ACQUIRES RIGHTS

RICHMOND, BC — Mr. Terence A. Ibbetson, President, CON-SPACE Communications Ltd., (CDNX:CCB) announced today the acquisition of manufacturing and world wide distribution rights for a new patented product called the "Vital Sound".

The "Vital Sound" is a unique device that allows emergency medical personnel (Doctors, Nurses, Paramedics, Military Medics) the ability to better detect faint lung and heart sounds in noisy environments (accident scenes, emergency rooms, battlefields, transport aircraft and vehicles, etc). CON-SPACE's product development team worked with the patent holder, Mr. Mark Parsons, of Vital Sound Inc., for over eight months to refine and finalize the design.

"The prototype 'Vital Sound Headset' has been in the field for two months and is already directly responsible for saving two lives," said Ibbetson, "and the response to the product by the Emergency Medical Community in Florida has been incredible!" CON-SPACE has secured the world wide manufacturing and distribution rights for the product.

Currently the Company is ramping up for full production. The new "Vital Sound" is expected to be introduced to the market place by the end of the first quarter of this year.

"We are very excited about this new product," said Ibbetson, "all the market surveys have indicated a great need and tremendous demand for such an item. It is conceivable that every Hospital, Ambulance, Paramedic, Rescue Squad, and Military Medical unit would have a 'Vital Sound Headset' at their disposal. In fact, Mr. Parsons has already received substantial orders based on just the prototype. This is truly one of those "why didn't I think of it" products, it's simple, inexpensive and has the power to save lives!"

CON-SPACE manufactures and markets a line of unique communication equipment that allows people across thirty-seven industries, working in confined spaces and hazardous environments to maintain unbroken voice communication with outside personnel. The company also produces accessories for portable two-way radios. CON-SPACE equipment is now used worldwide and has been credited with saving the lives of several workers. Militaries, police, fire departments municipalities, general industry and rescue teams are all users of this special equipment. The Company also has a growing list of major companies that it manufactures products for under private label agreements. The CON-SPACE web site is at www.con-space.com.

- 30 -

dlw 2/25

For more information, please call James L. Swanson, Chairman, CON-SPACE COMMUNICATIONS LTD., (604) 244-9323, (800) 755-2528 in the U.S., or by e-mail invest@con-space.com. The CON-SPACE web site is located at http://www.con-space.com. "Forward-looking" statements in this release involve risks and uncertainties associated with, among others, economic, industry conditions, *technological development, and competition and should not be relied upon as actual results may differ materially from those projected.*